EXHIBIT 99.1

Galapagos Reports First Quarter 2025 Financial Results, Recent Business Highlights and Near-Term Catalysts

First U.S. patient dosed in ATALANTA-1 study of GLPG5101

Mantle cell lymphoma (MCL), a high-unmet-need hematological malignancy, selected as lead indication for the GLPG5101 program; Pivotal development planned to start in 2026 and aiming for approval in 2028

Executive leadership changes with Dr. Paul Stoffels retiring as CEO upon appointment of his successor while continuing as Chair of the Board, Thad Huston departing as CFO/COO on August 1, 2025, and Henry Gosebruch appointed Founding CEO of Galapagos subsidiary SpinCo

€3.3 billion in cash and financial investments as of March 31, 2025; Normalized annual cash burn guidance, excluding restructuring costs, in the range of €175 million - €225 million reaffirmed

Management to host conference call and webcast tomorrow, April 24, 2025, at 14:00 CET / 08:00 EDT

Mechelen, Belgium; April 23, 2025, 22:01 CET; regulated information – Galapagos NV (Euronext & Nasdaq: GLPG), a global biotechnology company dedicated to transforming patient outcomes through life-changing science and innovation, today reported its financial and operational results for the first quarter of 2025.

“We are making progress toward the planned separation announced early this year, positioning Galapagos to be a leader in cell therapy, focused on addressing the high unmet needs of patients with hematologic malignancies with our potential best-in-class cell therapies,” said Paul Stoffels1, MD, CEO and Chair of the Board of Directors of Galapagos. “Our unique decentralized manufacturing platform is designed to deliver fresh, stem-like, early memory cells with a vein-to-vein time of seven days, and aims to redefine cell therapy by providing faster and broader access with the potential for improved patient outcomes. In addition to the first U.S. patient now dosed in the ATALANTA-1 study of GLPG5101, we have selected mantle cell lymphoma as the lead registrational indication for the program. GLPG5101 is being advanced toward pivotal development in 2026, with the goal of obtaining the first approval in 2028. This is just the beginning of our broader mission of bringing GLPG5101 to more patients impacted by hematological malignancies across eight indications with high unmet need.”

“In parallel with advancing GLPG5101 toward pivotal development, we have established operations in China that enable us to accelerate the development and value creation of our next-generation cell therapy pipeline,” stated Thad Huston, COO and CFO of Galapagos. “We continue to maintain financial discipline, ending the first quarter of 2025 with €3.3 billion in cash, and reaffirming a normalized annual cash burn within the previously guided range of €175 million to €225 million post-separation, excluding restructuring costs. Finally, we are making progress toward the planned separation of SpinCo by mid-2025, and we are happy to welcome Henry Gosebruch as SpinCo’s Founding CEO.”

FIRST QUARTER 2025, RECENT BUSINESS UPDATE AND NEAR-TERM CATALYSTS
Clinical Pipeline: Near-Term Value Driver
ATALANTA-1 Phase 1/2 study of GLPG5101: CD19 CAR-T candidate in eight2 hematological malignancies with high unmet need

  Demonstrated encouraging safety and efficacy profile in heavily pre-treated, relapsed/refractory patients, underscoring the potential differentiated benefits of Galapagos’ unique decentralized cell therapy manufacturing platform that aims to deliver fresh, stem-like early memory CAR-T therapy with a vein-to-vein time of seven days.
  First U.S. patient dosed, with continued enrollment progressing across existing European clinical trial sites.
  Additional cohort evaluating patients with Richter transformation (RT) opened, with patient enrollment expected to commence in the coming months.
  Preparations underway to add a chronic lymphocytic leukemia (CLL) cohort, with patient enrollment anticipated to start in the second half of 2025, subject to study protocol approval.
  Fully enrolled the indolent NHL (follicular lymphoma/marginal zone lymphoma) cohort, with new Phase 1/2 topline results expected to be presented at a medical conference in the first half of 2025.
  Patient enrollment in the Mantle Cell Lymphoma (MCL) cohort is progressing, with updated Phase 1/2 topline results expected to be presented at a medical conference in the second half of 2025.
  MCL, a high-unmet-need lymphoma due to its aggressive nature, frequent relapses, limited durable treatment options, and post Bruton’s tyrosine kinase (BTK) inhibitor relapse, has been selected as the lead indication for GLPG5101 pivotal development, which is planned to start in 2026.

PAPILIO-1 Phase 1/2 study of GLPG5301: BCMA CAR-T candidate in relapsed/refractory multiple myeloma (R/R MM)

  Patient enrollment in the Phase 1 part is progressing with topline results expected in 2026, which will guide Galapagos’ development strategy.
  Galapagos expects to present Phase 1 topline data at a future medical conference.

Proprietary Early-Stage Pipeline: Strong Foundation for Sustainable Value-Creation

  Galapagos further advanced its proprietary early-stage next-generation cell therapy pipeline, which comprises armed, multi-targeting cell therapy constructs designed to improve potency, prevent resistance, and improve persistence of CAR-Ts in hematological and solid tumors.
  Galapagos plans to initiate clinical development of a novel CAR-T candidate before the end of 2025 and to select at least one program for IND-enabling studies in 2025. In 2026, the pipeline is expected to be expanded with at least one additional next-generation program.
  Established operations in Shanghai to accelerate the development of the next-generation CAR-T pipeline.

Differentiated Platform: Leverage Through Partnerships and Scaling-Up in Key Markets

  As part of its collaboration with Adaptimmune, Galapagos is advancing uza-cel, a MAGE-A4 directed TCR T-cell therapy candidate, in head and neck cancer and potential future solid tumor indications, using Galapagos decentralized cell therapy manufacturing platform. Preparations are underway to start the clinical proof-of-concept study in 2026.
  Supported by its strong collaborations with Lonza (for the Cocoon® platform) and Thermo Fisher Scientific (for the development of an ultra-rapid PCR sterility test together with miDiagnostics), Galapagos is scaling up its network of decentralized manufacturing units (DMUs). Following earlier collaboration agreements in 2025 with Catalent (NY/NJ/PA regions) and NecstGen (Benelux region), Galapagos recently signed a collaboration agreement with the Moffitt Cancer Center in Florida to support its cell therapy manufacturing.
  Additional DMUs will be integrated into the Company’s network in the U.S. and Europe to ensure sufficient capacity for clinical and future commercial supply in key regions.

Planned Separation: Galapagos and SpinCo

  The planned separation of Galapagos NV into two independently operating entities is subject to the receipt of approval from shareholders, as well as certain other customary conditions, and is expected by mid-2025.
  SpinCo will be a new biotechnology company, with the purpose of identifying transaction opportunities and investing to build a pipeline of innovative medicines with demonstrated proof-of-concept through one or more transformative transactions, with an initial focus in oncology, immunology, and virology. SpinCo will execute on its business plan by acquiring products, product candidates, or research and development programs, either directly or through the acquisition of one or more companies operating in these therapeutic focus areas. SpinCo will initially be funded with approximately €2.45 billion in cash and cash equivalents from Galapagos.
  On April 21, 2025, Galapagos announced that its Board of Directors appointed Henry Gosebruch as Founding CEO of SpinCo.
  The consultations with the works councils in Belgium, the Netherlands, and France have been completed.
  As announced in January 2025, Galapagos is seeking partners to take over its small molecule research portfolio and GLPG3667, its oral TYK2 inhibitor currently in Phase 3-enabling studies for systemic lupus erythematosus (SLE) and dermatomyositis (DM), with topline data expected in the first half of 2026. GLPG3667 represents a best-in-class opportunity in a growing TYK2 inhibitors market, which is projected to exceed $3.0 billion by 20303.

Corporate Update

  On April 21, 2025, Galapagos announced that Paul Stoffels plans to retire from his role as CEO upon appointment of a successor in the next 12 months, and to remain as Non-Executive Chair of the Galapagos Board of Directors, subject to the reappointment as Director at the 2026 Annual General Meeting.
  On April 15, 2025, Galapagos announced the departure of Thad Huston, CFO and COO, effective as of August 1, 2025. Mr. Huston had decided to leave the Company and return to the U.S. for personal and professional reasons.

FINANCIAL PERFORMANCE

Key figures for the first quarter of 2025 (consolidated)
(€ millions, except basic & diluted earnings/loss (-) per share)

	March 31, 2025	March 31, 2024	% Change
Supply revenues	13.8	2.5	+452%
Collaboration revenues	61.2	59.9	+2%
Total net revenues	75.0	62.4	+20%
Cost of sales	(13.8)	(2.5)	+452%
R&D expenses	(182.7)	(71.6)	+155%
G&Ai and S&Mii expenses	(43.8)	(30.8)	+42%
Other operating income	6.6	9.4	-30%
Operating loss	(158.7)	(33.1)	+379%
Fair value adjustments and net exchange differences	(9.4)	30.6
Net other financial result	11.8	25.4	-54%
Income taxes	1.8	0.6	+200%
Net profit/loss (-) from continuing operations	(154.5)	23.5
Net profit from discontinued operations, net of tax	1.1	66.7
Net profit/loss (-) of the period	(153.4)	90.2
Basic and diluted earnings/loss (-) per share (€)	(2.3)	1.4
Financial investments, cash & cash equivalents	3,297.3	3,557.9

DETAILS OF THE FINANCIAL RESULTS FOR THE FIRST QUARTER OF 2025

Total operating loss from continuing operations for the three months ended March 31, 2025, amounted to €158.7 million, compared to an operating loss of €33.1 million for the three months ended March 31, 2024. This operating loss was negatively impacted by the planned strategic reorganization and separation, for a total of €111 million. This is reflected in severance costs of €47.5 million, costs for early termination of collaborations of €42.1 million, impairment on fixed assets related to small molecules activities of €10.2 million, deal costs of €6.6 million and €4.2 million accelerated non-cash cost recognition for subscription right plans related to good leavers.

  Total net revenues for the three months ended March 31, 2025, amounted to €75.0 million, compared to €62.4 million for the three months ended March 31, 2024. The revenue recognition related to the exclusive access rights granted to Gilead for Galapagos’ drug discovery platform amounted to €57.6 million for the three months ended March 31, for both 2025 and 2024. The deferred income balance at March 31, 2025, includes €1.0 billion allocated to the Company’s drug discovery platform.
  Cost of sales amounted to €13.8 million for the three months ended March 31, 2025, and related to the supply of Jyseleca® to Alfasigma under the transition agreement. The related revenues are reported in total net revenues.
  R&D expenses for the three months ended March 31, 2025, amounted to €182.7 million, compared to €71.6 million for the three months ended March 31, 2024. Increased personnel expenses (mainly related to severance costs), impairment on fixed assets (related to small molecules programs) and costs for early termination of collaboration agreements lead to this increase in R&D expenses.
  S&M and G&A expenses amounted to €43.8 million for the three months ended March 31, 2025, compared to €30.8 million for the three months ended March 31, 2024. This increase was mainly due to higher personnel costs (primarily severance costs) and higher legal and professional fees (deal costs).
  Other operating income of €9.4 million for the three months ended March 31, 2024, decreased to €6.6 million for the three months ended March 31, 2025, mainly driven by lower grant and R&D incentives income and no recharges to Alfasigma.

Net financial income for the three months ended March 31, 2025, amounted to €2.4 million, compared to net financial income of €56.0 million for the three months ended March 31, 2024.

  Fair value adjustments and net currency exchange results amounted to a negative amount of €9.4 million for the three months ended March 31, 2025, compared to positive fair value adjustments and net currency exchange gains for the three months ended March 31, 2024, of €30.6 million and were primarily attributable to €4.3 million of positive changes in fair value of financial investments, offset by €13.7 million of unrealized currency exchange losses on our cash and cash equivalents and financial investments at amortized cost in U.S. dollars.
  Net other financial income for the three months ended March 31, 2025, amounted to €11.8 million, compared to net other financial income of €25.4 million for the three months ended March 31, 2024. Net interest income amounted to €12.0 million for the three months ended March 31, 2025, compared to €25.2 million of net interest income for the three months ended March 31, 2024, due to a decrease in the interest rates.

The Company reported a net loss from continuing operations for the three months ended March 31, 2025, of €154.5 million, compared to a net profit from its continuing operations of €23.5 million for the three months ended March 31, 2024.

Net profit from discontinued operations related to Jyseleca® amounted to €1.1 million, compared to net profit amounting to €66.7 million for the three months ended March 31, 2024. The operating profit from discontinued operations for the three months ended March 31, 2024, was mainly related to the gain on the sale of the Jyseleca® business to Alfasigma of €52.3 million.

Galapagos reported a net loss for the three months ended March 31, 2025, of €153.4 million, compared to a net profit of €90.2 million for the three months ended March 31, 2024.

Cash position
Financial investments and cash and cash equivalents totaled €3,297.3 million on March 31, 2025, as compared to €3,317.8 million on December 31, 2024.

Total net decrease in cash and cash equivalents and financial investments amounted to €20.5 million during the first three months of 2025, compared to a net decrease of €126.6 million during the first three months of 2024. This net decrease was composed of (i) €37.1 million of operational cash burn, (ii) €15.3 million of negative exchange rate differences, positive changes in fair value of current financial investments, variation in accrued interest income and loans to third parties, partly offset by (iii) €19.7 million of net cash in related to the sale of the Jyseleca® business to Alfasigma (mainly partial release from the escrow account), (iv) €12.2 million of net cash is related to the sale of a subsidiary.

FINANCIAL GUIDANCE
As of March 31, 2025, Galapagos had approximately €3.3 billion in cash and financial investments. Galapagos intends to separate into two publicly traded companies and to establish SpinCo with approximately €2.45 billion in current cash. Following this planned transaction, Galapagos expects its normalized annual cash burn to be between €175 million and €225 million, excluding restructuring costs. Upon separation, Galapagos expects to have approximately €500 million in cash to accelerate its pipeline and fund its operations to 2028.

CONFERENCE CALL AND WEBCAST PRESENTATION
Galapagos will host a conference call and webcast presentation on April 24, 2025, at 14:00 CET / 08:00 EDT. To participate in the conference call, please register using this link. Dial-in numbers will be provided upon registration. The conference call can be accessed 10 minutes prior to the start of the call using the access information provided in the e-mail received upon registration or by using the “call me” feature. The live webcast is available on glpg.com or via the following link. The archived webcast will be available for replay shortly after the close of the call on the investor section of the website.

CORPORATE CALENDAR 2025

Date	Details
April 29	Annual Shareholders’ meeting
July 23	Half Year 2025 results (webcast July 24, 2025)
October 22	Third Quarter 2025 results (webcast October 23, 2025)

About Galapagos
We are a biotechnology company with operations in Europe, the U.S., and Asia, dedicated to transforming patient outcomes through life-changing science and innovation for more years of life and quality of life. Focusing on high unmet medical needs, we synergize compelling science, technology, and collaborative approaches to create a deep pipeline of best-in-class medicines. With capabilities from lab to patient, including a decentralized cell therapy manufacturing platform, we are committed to challenging the status quo and delivering results for our patients, employees, and shareholders. Our goal is not just to meet current medical needs but to anticipate and shape the future of healthcare, ensuring that our innovations reach those who need them most. For additional information, please visit www.glpg.com or follow us on LinkedIn or X.

For further information, please contact:

Media inquiries: Srikant Ramaswami +1 412 699 0359 Marieke Vermeersch +32 479 490 603 media@glpg.com	Investor inquiries: Srikant Ramaswami +1 412 699 0359 Glenn Schulman +1 412 522 6239 ir@glpg.com

Forward-looking statements
This press release contains forward-looking statements, all of which involve certain risks and uncertainties. These statements are often, but are not always, made through the use of words or phrases such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “seek,” “upcoming,” “future,” “estimate,” “may,” “will,” “could,” “would,” “potential,” “forward,” “goal,” “next,” “continue,” “should,” “encouraging,” “aim,” “progress,” “remain,’ “explore,” “further” as well as similar expressions. These statements include, but are not limited to, the guidance from management regarding our financial results (including guidance regarding the expected operational use of cash for the fiscal year 2025), statements regarding the intended separation of Galapagos into two public companies, the corporate reorganization and related transactions, including the expected timeline of such transactions, anticipated changes to the management and Board of Directors of each of Galapagos and SpinCo, and the anticipated benefits and synergies of such transactions, the receipt of regulatory and shareholder approvals for such transactions, statements regarding our regulatory outlook, statements regarding the amount and timing of potential future milestones, and potential future milestone payments, statements regarding our R&D plans, strategy and outlook, including progress on our oncology or immunology portfolio, and potential changes in such strategy and plans, statements regarding our pipeline and complementary technology platforms facilitating future growth, statements regarding our product candidates and partnered programs, and any of our future product candidates or approved products, if any, statements regarding the global R&D collaboration with Gilead and the amendment of our arrangement with Gilead for the commercialization and development of filgotinib, statements regarding the expected timing, design and readouts of our ongoing and planned preclinical studies and clinical trials, including but not limited to (i) GLPG3667 in SLE and DM, (ii) GLPG5101 in R/R NHL, CLL, MCL and other hematological malignancies, and (v) GLPG5301 in R/R MM, including recruitment for trials and interim or topline results for trials and studies in our portfolio, statements regarding the potential attributes and benefits of our product candidates, statements regarding our commercialization efforts for our product candidates and any of our future approved products, if any, statements about potential future commercial manufacturing of T-cell therapies, statements related to the IND application for the Phase 1/2 ATALANTA-1 study, statements related to the anticipated timing for submissions to regulatory agencies, including any INDs or CTAs, statements relating to the development of our distributed manufacturing capabilities on a global basis, and statements related to our portfolio goals, business plans, and sustainability plans. Galapagos cautions the reader that forward-looking statements are based on our management’s current expectations and beliefs and are not guarantees of future performance. Forward-looking statements may involve known and unknown risks, uncertainties and other factors which might cause actual events, financial condition and liquidity, performance or achievements, or the industry in which we operate, to be materially different from any historic or future results, financial conditions, performance or achievements expressed or implied by such forward-looking statements. In addition, even if our results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. Such risks include, but are not limited to, the risk that our expectations and management’s guidance regarding our 2025 operating expenses, cash burn and other financial estimates may be incorrect (including because one or more of its assumptions underlying our revenue or expense expectations may not be realized), the risks associated with the anticipated transactions, including the risk that regulatory and shareholder approvals required in connection with the transactions will not be received or obtained within the expected time frame or at all, the risk that the transactions and/or the necessary conditions to consummate the transactions will not be satisfied on a timely basis or at all, uncertainties regarding our ability to successfully separate Galapagos into two companies and realize the anticipated benefits from the separation within the expected time frame or at all, the two separate companies’ ability to succeed as stand-alone, publicly traded companies, the risk that costs of restructuring transactions and other costs incurred in connection with the transactions will exceed our estimates, the impact of the transactions on our businesses and the risk that the transactions may be more difficult, time consuming or costly than expected, the risk that Galapagos and SpinCo will encounter challenges retaining or attracting talent, that the CEO appointment may be disruptive to our or SpinCo’s (future) business operations, the risks related to the search and recruitment of a suitable successor for our Galapagos’ CEO and CFO & COO, risks related to our ability to effectively transfer knowledge, risks associated with Galapagos’ product candidates and partnered programs, including GLPG5101 and uza-cel, the risk that ongoing and future clinical trials may not be completed in the currently envisaged timelines or at all, the inherent risks and uncertainties associated with competitive developments, clinical trials, recruitment of patients, product development activities and regulatory approval requirements (including the risk that data from Galapagos’ ongoing and planned clinical research programs in DM, SLE, R/R NHL, RT, R/R MM and other oncologic indications or any other indications or diseases, may not support registration or further development of its product candidates due to safety or efficacy concerns or other reasons), the risk that the preliminary and topline data from our studies, including the ATALANTA-1 and PAPILIO-1-studies, may not be reflective of the final data, risks related to our reliance on collaborations with third parties (including, but not limited to, our collaboration partners Gilead, Lonza and Adaptimmune), the risk that the transfer of the Jyseleca® business will not have the currently expected results for our business and results of operations the risk that we will not be able to continue to execute on our currently contemplated business plan and/or will revise our business plan, including the risk that our plans with respect to CAR-T may not be achieved on the currently anticipated timeline or at all, the risk that our estimates regarding the commercial potential of our product candidates (if approved) or expectations regarding the costs and revenues associated with the commercialization rights may be inaccurate, and risks related to our strategic transformation exercise, including the risk that we may not achieve the anticipated benefits of such exercise on the currently envisaged timeline or at all and the risks related to geopolitical conflicts and macro-economic events. A further list and description of these risks, uncertainties and other risks can be found in our filings and reports with the Securities and Exchange Commission (SEC), including in our most recent annual report on Form 20‐F filed with the SEC and our subsequent filings and reports filed with the SEC. Given these risks and uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. In addition, even if the result of our operations, financial condition and liquidity, or the industry in which we operate, are consistent with such forward-looking statements, they may not be predictive of results, performance or achievements in future periods. These forward-looking statements speak only as of the date of publication of this release. We expressly disclaim any obligation to update any such forward-looking statements in this release to reflect any change in our expectations or any change in events, conditions or circumstances, unless specifically required by law or regulation.

1 Throughout this press release, ‘Dr. Paul Stoffels’ should be read as ‘Dr. Paul Stoffels, acting via Stoffels IMC BV’
2 7 cohorts opened for enrollment and preparations to add CLL (8th indication) cohort underway
3 Based on consensus forecasts from Evaluate Pharma, which compiles analyst reports for each TYK2 asset

The operational cash burn (or operational cash flow if this liquidity measure is positive) is equal to the increase or decrease in the cash and cash equivalents (excluding the effect of exchange rate differences on cash and cash equivalents), minus:
· the net proceeds, if any, from share capital and share premium increases included in the net cash flows generated from/used in (-) financing activities
· the net proceeds or cash used, if any, related to the acquisitions or disposals of businesses; the acquisition of financial assets held at fair value through other comprehensive income; the movement in restricted cash and movement in financial investments, if any, the cash advances and loans given to third parties, if any, included in the net cash flows generated from/used in (-) investing activities
· the cash used for other liabilities related to the acquisition or disposal of businesses, if any, included in the net cash flows generated from/used in (-) operating activities.
This alternative liquidity measure is in the view of the Company an important metric for a biotech company in the development stage. The operational cash burn for the three months ended March 31, 2025, amounted to €37.1 million and can be reconciled to the cash flow statement by considering the increase in cash and cash equivalents of €45.1 million, adjusted by (i) the net sale of financial investments amounting to €51.8 million, (ii) the cash-in related to the sale of subsidiaries of €31.9 million, and (iii) the loans and advances given to third parties of €1.5 million.

i General and administrative
ii Sales and marketing

Addendum

Consolidated statements of income and comprehensive income/loss (-) (unaudited)

Consolidated income statement

	Three months ended March 31
(thousands of €, except per share data)	2025	2024
Supply revenues	13,780	2,548
Collaboration revenues	61,197	59,884
Total net revenues	74,977	62,432
Cost of sales	(13,729)	(2,548)
Research and development expenses	(182,752)	(71,614)
Sales and marketing expenses	(4,174)	(2,907)
General and administrative expenses	(39,623)	(27,881)
Other operating income	6,593	9,387
Operating loss	(158,708)	(33,131)
Fair value adjustments and net currency exchange differences	(9,443)	30,613
Other financial income	12,564	25,707
Other financial expenses	(780)	(254)
Profit/loss (-) before tax	(156,367)	22,935
Income taxes	1,814	568
Net profit/loss (-) from continuing operations	(154,553)	23,503

Net profit from discontinued operations, net of tax	1,150	66,717

Net profit/loss (-)	(153,403)	90,220
Net profit/loss (-) attributable to:
Owners of the parent	(153,403)	90,220
Basic and diluted earnings/loss (-) per share	(2.33)	1.37
Basic and diluted earnings/loss (-) per share from continuing operations	(2.35)	0.36

Consolidated statement of comprehensive income/loss (–)

	Three months ended March 31
(thousands of €)	2025	2024
Net profit/loss (-)	(153,403)	90,220
Items that will not be reclassified subsequently to profit or loss:
Re-measurement of defined benefit obligation	-	74
Fair value adjustment financial assets held at fair value through other comprehensive income	(2,005)	-
Items that may be reclassified subsequently to profit or loss:
Translation differences, arisen from translating foreign activities	(533)	79
Realization of translation differences upon sale of foreign operations	-	4,095
Other comprehensive income/loss (-), net of income tax	(2,538)	4,248

Total comprehensive income/loss (-) attributable to:
Owners of the parent	(155,941)	94,468
Total comprehensive income/loss (-) attributable to owners of the parent arises from:
Continuing operations	(157,091)	23,392
Discontinued operations	1,150	71,076
Total comprehensive income/loss (-), net of income tax	(155,941)	94,468

Consolidated statements of financial position (unaudited)

(thousands of €)	March 31, 2025	December 31, 2024
Assets
Goodwill	69,712	70,010
Intangible assets other than goodwill	156,252	164,862
Property, plant and equipment	113,225	122,898
Deferred tax assets	1,473	1,474
Non-current R&D incentives receivables	113,194	132,729
Non-current contingent consideration receivable	42,175	42,465
Equity investments	50,855	52,941
Other non-current assets	2,706	8,708
Non-current financial investments	-	200,182
Non-current assets	549,592	796,269
Inventories	38,516	51,192
Trade and other receivables	51,148	47,476
Current R&D incentives receivables	32,342	39,882
Current financial investments	3,189,235	3,053,334
Cash and cash equivalents	108,067	64,239
Escrow account	21,728	41,163
Other current assets	31,318	31,049
Current assets from continuing operations	3,472,354	3,328,335
Assets in disposal group classified as held for sale	-	11,115
Total current assets	3,472,354	3,339,450
Total assets	4,021,946	4,135,719

Equity and liabilities
Share capital	293,937	293,937
Share premium account	2,736,994	2,736,994
Other reserves	(5,163)	(3,158)
Translation differences	2,939	3,472
Accumulated losses	(280,813)	(134,306)
Total equity	2,747,894	2,896,939
Retirement benefit liabilities	2,078	2,099
Deferred tax liabilities	18,718	20,660
Non-current lease liabilities	7,787	8,243
Other non-current liabilities	27,073	33,821
Non-current deferred income	781,353	838,876
Non-current liabilities	837,009	903,699
Current lease liabilities	3,071	3,479
Trade and other liabilities	168,944	98,877
Provisions	34,199	-
Current tax payable	195	249
Current deferred income	230,634	232,476
Current liabilities	437,043	335,081
Total liabilities	1,274,052	1,238,780
Total equity and liabilities	4,021,946	4,135,719

Consolidated cash flow statements (unaudited)

	Three months ended March 31
(thousands of €)	2025	2024
Net profit/loss (-) of the period	(153,403)	90,220
Adjustment for non-cash transactions	81,056	(13,367)
Adjustment for items to disclose separately under operating cash flow	(13,796)	(25,638)
Adjustment for items to disclose under investing and financing cash flows	(9,105)	(57,736)
Change in working capital other than deferred income	111,624	(46,217)
Decrease in deferred income	(59,364)	(81,974)
Cash used in operations	(42,988)	(134,712)
Interest paid	(208)	(432)
Interest received	4,813	13,461
Corporate taxes paid	(224)	(751)
Net cash flows used in operating activities	(38,607)	(122,434)
Purchase of property, plant and equipment	(5,095)	(3,742)
Purchase of and expenditure in intangible fixed assets	(155)	(2,520)
Purchase of financial investments	(340,000)	(420,158)
Investment income received related to financial investments	7,768	4,653
Sale of financial investments	391,802	489,651
Cash advances and loans to third parties	(1,500)	-
Cash in/out (-) from sale of subsidiaries, net of cash disposed	31,925	(1,339)
Acquisition of financial assets held at fair value	-	(36,880)
Net cash flows generated from investing activities	84,745	29,665
Payment of lease liabilities	(1,011)	(1,168)
Net cash flows used in financing activities	(1,011)	(1,168)

Increase/decrease (-) in cash and cash equivalents	45,127	(93,937)

Cash and cash equivalents at beginning of the period	64,239	166,810
Increase/decrease (-) in cash and cash equivalents	45,127	(93,937)
Effect of exchange rate differences on cash and cash equivalents	(1,299)	499
Cash and cash equivalents at end of the period	108,067	73,372

Consolidated statements of changes in equity (unaudited)

(thousands of €)	Share capital	Share premium account	Translation differences	Other reserves	Accumulated losses	Total
On January 1, 2024	293,937	2,736,994	(1,201)	(5,890)	(228,274)	2,795,566
Net profit					90,220	90,220
Other comprehensive income			3,888	360		4,248
Total comprehensive income			3,888	360	90,220	94,468
Share-based compensation					4,974	4,974
On March 31, 2024	293,937	2,736,994	2,687	(5,530)	(133,080)	2,895,008

On January 1, 2025	293,937	2,736,994	3,472	(3,158)	(134,306)	2,896,939
Net loss					(153,403)	(153,403)
Other comprehensive loss			(533)	(2,005)		(2,538)
Total comprehensive loss			(533)	(2,005)	(153,403)	(155,941)
Share-based compensation					6,896	6,896
On March 31, 2025	293,937	2,736,994	2,939	(5,163)	(280,813)	2,747,894